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Exhibit 12.1

Sabre Holdings Corporation

Computation of Ratio of Earnings
To Fixed Charges

Five Years Ended December 31, 2002

(in thousands)

	Years ended December 31,
Earnings:	2002	2001	2000	1999	1998
Income from continuing operations before taxes(1)	$339,068	$34,010	$189,588	$460,862	$317,287
Minority interests in consolidated subsidiaries	(214)	(22,469)	(30,754)	—	—
(Income) loss from equity investees(2)	(17,346)	(18,041)	(20,849)	(18,037)	(8,887)

Income from continuing operations before taxes, minority interests and earnings from equity investees	321,508	(6,500)	137,985	442,825	308,400
Add: Total fixed charges (per below)	31,803	48,875	38,639	15,779	21,689
Distributed income of equity investees	18,411	5,195	6,979	5,965	4,127

Total earnings	$371,722	$47,570	$183,603	$464,569	$334,216

Fixed charges:
Interest expense	$23,350	$41,165	$31,686	$9,995	$19,493
Estimate of interest within rental expense(3)	8,453	7,710	6,953	5,784	2,196

Total fixed charges	$31,803	$48,875	$38,639	$15,779	$21,689

Ratio of earnings to fixed charges	11.69	.97 (4)	4.75	29.44	15.41

(1)
Effective July 1, 2001, we sold our Outsourcing Business to Electronic Data Systems Corporation ("EDS"). We also entered into agreements with EDS for (i) EDS to manage our IT systems for 10-years (the "IT Outsourcing Agreement"), and (ii) to jointly market certain IT services and software solutions to the travel and transportation industries (the "Marketing Agreements"). See Note 3 to the Consolidated Financial Statements. The results of operations of the Outsourcing Business have been reclassified and presented as income from discontinued operations, net, for 2001, 2000, 1999 and 1998.

(2)
Income from equity investees, in 2002, contains $4.4 million on sale of France Telecom shares reported in non-operating income.

(3)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases) included in income from continuing operations.

(4)
For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by approximately $1.3 million.

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Sabre Holdings Corporation Computation of Ratio of Earnings To Fixed Charges Five Years Ended December 31, 2002 (in thousands)